novozymes

Securities and Exchange Commissions,
Division of Corporate Finance,
450 Fifth Street,
Washington, D.C. 20549
USA

03 FEB 24 AM 7:21

03003989

10/02/2003

SUPPL

Re.: SEC File Number, 82-5116

This information is furnished pursuant to Rule 12g3-2(b).

Kindly receive press releases nos. 2, 3, 4, and 5 sent to the Copenhagen Stock Exchange at the beginning of 2003.

PROCESSED
MAR 10 2003
THOMSON
FINANCIAL

Yours sincerely
Novozymes A/S

Ella Begtrup
Investor Relations
+45 44 42 23 79

dlw 3/3

Novozymes A/S
Stakeholder
Communications

Krogshoejvej 36
2880 Bagsvaerd
Denmark

Tel.:
+45 8824 9999
Fax:
+45 4442 1002

Internet:
www.novozymes.com
CVR no.:
10 00 71 27

novozymes®

Stock Exchange Announcement

February 10, 2003

Novozymes reaches second milestone in bioethanol project

The US Department of Energy (DOE) has approved the third year of funding for Novozymes' three-year subcontract to develop more cost-efficient enzymes for ethanol production.

DOE's third year funding is based on Novozymes' achievement of the second year technical milestones. In the second year, Novozymes has optimized enzyme expression and efficiency, achieving the milestones for the end of year two of the subcontract. The DOE subcontract has a goal of reducing the cost of enzymes for bioethanol production 10-fold.

"The primary strategy of the biomass program," said David Garman, Assistant Secretary for Energy Efficiency and Renewable Energy, "is to develop and deploy technologies for the creation of a new Biorefinery Industry to produce fuels and chemicals. The Novozymes partnership will deliver key enzymes systems to enable the new Biorefinery industry to expand and provide the opportunity for broader uses of renewable energy."

One of the applications of bioethanol is replacement of the hazardous gasoline additive MTBE (methyl tertiary butyl ether). Several states in the USA either have phased out or are planning to phase out the use of MTBE as oxygenate in gasoline for the transportation sector. In California alone, replacement of MTBE this year is projected to require 530 million gallons of ethanol, more than one-quarter of the two billion gallons of ethanol produced in the USA in 2002.

Novozymes is currently the market leader in supplying enzymes for converting starch, mainly from corn, into fermentable sugars and hopes that new enzymes discovered during the research subcontract with the DOE can be turned into new products to bolster its market presence. The US fuel ethanol market is growing at a rapid rate of around 20 percent annually.

Novozymes A/S Stakeholder Communications
Krogshoejvej 36 2880 Bagsvaerd Denmark
Tel.: +45 8824 9999
Fax:
Internet: www.novozymes.com
CVR no.:

The DOE subcontract

In January 2001, the DOE granted funds of up to USD 14.8 million in a research subcontract with Novozymes Biotech, Inc., the US-based research subsidiary of Novozymes A/S. The research project is aimed at reducing the cost of cellulase enzymes used in converting plant waste material (biomass) into fermentable sugars such as glucose which can then be converted to ethanol by fermentation.

The DOE's Office of Biomass Programs seeks to cost-effectively produce ethanol and other fuels from biomass resources such as agricultural and forestry residues, etc. This effort is made in close cooperation with industry and carried out primarily by the National Renewable Energy Laboratory in Golden, Colorado, USA, a national laboratory of the DOE.

Contacts persons - Novozymes

Press and media DK:
Eva Louise Holm Petersen
Tel. (direct): +45 4442 3338

Anne Thommesen
Tel. (direct): +45 4442 4161

Media US:
Joel Cherry, Novozymes Biotech, Inc.
Tel. (direct): +1 530-757-8100

Analysts and investors:
Michael Steen-Knudsen
Tel. (direct): +45 4442 6048

Thomas Kudsk Larsen
Tel. (direct): +45 4442 5969

Contact person - DOE

Cynthia Riley
Tel. (direct): +1 303-384-6870

Novozymes A/S is a biotech-based world leader in enzymes and microorganisms for industrial use. Novozymes also applies its core competences in selected pharmaceutical areas. Headquartered in Denmark, Novozymes employs more than 3,700 people. Novozymes is represented in 27 countries and sells enzymes and microorganisms in more than 130 countries. The company's B shares are listed on the Copenhagen Stock Exchange. For further company information, visit Novozymes on the Internet at www.novozymes.com

Novozymes A/S
Stakeholder
Communications

Krogshoejvej 36
2880 Bagsvaerd
Denmark

Tel.:
+45 8824 9999
Fax:

Internet:
www.novozymes.com
CVR no.:

novozymes®

Stock Exchange Announcement

February 7, 2003

Novozymes A/S

Status re Novozymes' holding of own shares (treasury shares)

Pursuant to Section 28 of the Danish Securities Trading Act, this is to report that as of today, Novozymes A/S owns 3,775,000 B shares in Novozymes A/S; this corresponds to 5% of the total capital stock.

As of 31 December 2002 Novozymes' holding of own shares comprised 3,679,600 B shares, equivalent to 4.9% of the total number of shares in issue.

Contact persons

Media:
Eva Louise Holm Petersen
Tel. (direct): +45 4442 3338

Anne Thommesen
Tel. (direct): +45 4442 4161

Investors and analysts:
Michael Steen-Knudsen
Tel. (direct): +45 4442 6048

Thomas Kudsk Larsen
Tel. (direct): +45 4442 5969

Novozymes A/S
Stakeholder
Krogshoejvej 36
2880 Bagsvaerd
Tel:
+45 8824 9999
Internet:
www.novozymes.com

Stock exchange announcement

5 February 2003

Novozymes A/S
Group financial statement for 2002

2002 was the best year ever for Novozymes, with results that match the upward-adjusted expectations from November 2002. The sales growth continued in the fourth quarter.

- Sales rose 7% from DKK 5,271 million in 2001 to DKK 5,642 million. In local currency terms, sales increased 11%. The sales growth in the fourth quarter was likewise 11% in local currency terms.
- Operating profit rose 5% from DKK 904 million to DKK 947 million. The operating profit margin was 16.8%, compared to 17.2% in 2001.
- Profit before tax rose 3% to DKK 900 million from DKK 871 million in 2001. Net financial costs were DKK 47 million, compared to DKK 33 million in 2001.
- Net profit rose 7% from DKK 602 million to DKK 644 million. Earnings per share were DKK 8.80, up 9%.
- Free cash flow was DKK 575 million, compared to DKK 487 million in 2001. Before acquisitions the figures were DKK 847 million and DKK 678 million respectively. The return on invested capital after tax rose to 13.1% from 12.0% in 2001.
- New share buy-back programme of DKK 400 million, and proposed dividend for 2002 of DKK 2.25 per share.

Outlook for 2003

Net profit is expected to increase 7-8% in view of sales growth of approx. 4% in DKK terms, equivalent to approx. 9% growth in local currency terms. The growth in operating profit is expected to be 3-5%, which is reduced significantly by lower exchange rates. Free cash flow before acquisitions is expected to be DKK 750-850 million, while the return on invested capital (ROIC) is expected to increase further from the level in 2002.



Key indicators for 2002

(DKK million)	2002	Full year 2001	2000	1999	% change 2002 / 2001
Net turnover	5,642	5,271	5,033	4,501	7
-enzymes, etc.[1]	5,437	5,201	5,033	4,501	5
-microorganisms	205	70	-	-	193
Operating profit (EBIT)	947	904	825	687	5
-enzymes, etc.[1]	937	903	825	687	4
-microorganisms	10	1	-	-	900
Operating profit margin	16.8%	17.2%	16.4%	15.3%	-
Net financials	(47)	(33)	(120)	(85)	-
Profit before tax	900	871	705	602	3
Tax	253	267	220	192	(5)
Minority interests	(3)	(2)	(2)	0	50
Net profit	644	602	483	410	7
Earnings per DKK 10 share	8.80	8.10	6.41	5.44	9
Average no. of A/B shares, diluted (million)	73.2	74.3	75.4	75.4	(1)
Free cash flow	575	487	655	230	18
Free cash flow per DKK 10 share	7.86	6.55	8.69	3.05	20
Other key financials & ratios					
Research & development expenses	713	678	645	607	5
Depreciation, etc.	532	492	491	479	8
Net investments in tangible fixed assets	334	469	383	566	(29)
Shareholders' equity	4,155	4,058	3,962	3,344	2
Total assets	8,350	8,453	8,341	8,088	(1)
Return on invested capital	13.1%	12.0%	9.8%	8.4%	-
No. of employees (av.)	3,629	3,349	3,204	3,199	8

[1]Enzymes and pharmaceutical proteins.

In accordance with the accounting principles earnings per share are calculated on the basis of the period's net profit divided by the sum of the weighted average number of shares and options "in the money". Options "in the money" are defined as the options for which the issue price was lower than the market price at the end of the financial period. The accounting policies are unchanged from the financial statement of 6 February 2002 and thus adhere to the new Danish Company Accounts Act. The accounts are audited.

Profit and loss account and balance sheet

The financial results for 2002 are fully in line with the upward-adjusted outlook published with the consolidated accounts for the first nine months of 2002 on 6 November 2002.

Net turnover

Net turnover rose by 7% from DKK 5,271 million in 2001 to DKK 5,642 million in 2002. Acquisitions during the year accounted for more than 1 percentage point of this growth. Sales growth in local currencies was 11%, which is within the long-term target range.

In the fourth quarter net turnover rose by 5% to DKK 1,452 million, against DKK 1,389 million in the same period of 2001. Disregarding the effect of lower exchange rates, the increase was 11%.

Novozymes A/S
Stakeholder Communications
2003-03823-01
Krogshoejvej 36
2880 Bagsvaerd
Denmark
Phone:
+45 8824 9999
Fax:
+45 4442 1002
Internet:
www.novozymes.com
CVR no.:
10 00 71 27

	Q4			Full year		
(DKK million)	2002	2001	% change	2002	2001	% change
Enzymes, etc.	1,398	1,356	3	5,437	5,201	5
-technical enzymes, etc.	858	845	2	3,400	3,377	1
-detergent enzymes	504	510	(1)	2,050	2,140	(4)
-other technical enzymes, etc.[1]	354	335	6	1,350	1,237	9
-food enzymes	385	378	2	1,482	1,387	7
-feed enzymes	155	133	17	555	437	27
Microorganisms	54	33	64	205	70	193
Net turnover	1,452	1,389	5	5,642	5,271	7

[1]Other technical enzymes and pharmaceutical proteins.

Sales of enzymes, etc.

Sales of **technical enzymes, etc.** increased by 1% in 2002. Growth was impaired by less favourable exchange rates and lower sales of **detergent enzymes**. The 4% drop in sales to the detergent industry was due particularly to lower exchange rates and to large customers focusing on cost cutting in 2002. On the other hand, sales to other detergent producers grew satisfactorily. Viewed quarter by quarter, sales of detergent enzymes have been stable during the last six quarters.

Sales of **other technical enzymes, etc.** grew by 9%. Sales of enzymes for the production of fuel ethanol and to the textile industry increased strongly, while sales to the traditional starch industry dropped due to consolidation and competition. Sales to the minor pharmaceutical, leather and forestry industries also rose strongly in 2002.

Sales of therapeutic proteins from Novozymes Biopharma progressed as planned. The business was acquired in July 2002.

Sales of **food enzymes** grew by 7% in 2002, hampered by less favourable exchange rates, especially the weaker USD. Once currency effects are eliminated, growth was within the long-term target range of 10-15%. The baking industry was the main driver behind this sales growth, while sales to the beverage industry were only slightly above 2001 levels, due to a smaller harvest and reduced production. Sales to the minor industries developed satisfactorily.

Novozymes entered into a strategic alliance with Chr. Hansen in August to accelerate and focus the production and marketing of market-expanding products for the dairy industry. The first significant products from the alliance are expected to be launched from 2005.

Sales of **feed enzymes** increased by 27% in 2002, which was slightly more than anticipated, due to continued breakthroughs in new and existing markets, helped by the alliance with Roche Vitamins.

Novozymes' strategic alliance with Roche in feed enzymes is expected to continue with DSM if DSM completes its acquisition of Roche Vitamins as announced. Roche and DSM have previously stated that they expect the acquisition to be approved and become effective during the first quarter of 2003.

Novozymes launched a total of eight new enzyme products in 2002: five technical enzymes and three food enzymes. Two of these eight new products stem from the special focus areas set up as part of the new strategy from August 2001.

Novozymes A/S Stakeholder Communications
Krogshoejvej 36 2880 Bagsvaerd
Phone: +45 8824 9999
Internet: www.novozymes.com

Sales of microorganisms

Sales of **microorganisms** from Novozymes Biologicals grew by 193% in 2002. Part of this growth came from the acquisition of activities in George A Jeffreys in June and InterBio in July 2002, and from the full-year effect of the acquisition of Sybron Biochemicals in mid-2001. Organic sales growth came especially from the two largest markets: industrial and household cleaning and wastewater treatment, while growth in sales of plant care products was delayed by changes in distribution.

The integration of the newly acquired activities ran to schedule, and the year also brought the creation of a sales team in Asia Pacific.

Sales by segment and industry, 2002


10%
4%
36%
26%
24%
Detergent enzymes
Food enzymes
Microorganisms
Other technical enzymes, etc.
Feed enzymes

Sales by segment and industry, 2001


8%
1%
26%
41%
24%
Detergent enzymes
Food enzymes
Microorganisms
Other technical enzymes
Feed enzymes

Novozymes achieved an even better balance in its business in 2002, with a higher proportion of sales stemming from areas and segments with high growth rates (such as feed enzymes and industrial microorganisms) while detergent enzymes are contributing less and less. 2002 therefore brought the highest rate of organic growth in sales of enzymes since Novozymes was listed in 2000.

Sales by geographical markets

	Q4			% currency	Full year			% currency
(DKK million)	2002	2001	% change	impact	2002	2001	% change	impact
Europe, Middle East & Africa	639	541	18	(0)	2,454	2,231	10	(1)
North America	454	438	4	(8)	1,714	1,562	10	(4)
Asia Pacific	262	289	(9)	(10)	1,070	1,021	5	(6)
Latin America	97	121	(20)	(25)	404	457	(12)	(13)
Net turnover	1,452	1,389	5	(6)	5,642	5,271	7	(4)

In local currency terms double-digit sales growth was achieved in 2002 on all geographical markets except Latin America. The situation in Latin America has improved strongly during the year, however, and the fourth quarter was the best for the year in local currency terms. Growth in North America and Europe, the Middle East and Africa, is affected positively by acquisitions during the year at approx. 3 and 1 percentage points respectively.

Costs, licence fees and other operating income

Total costs excluding net financials and tax increased by 8% to DKK 4,695 million in 2002. Costs thus rose marginally faster than sales, due mainly to acquisitions and the lower sensitivity of costs to fluctuating exchange rates.

Novozymes A/S Krogshoejvej 36 Phone: Internet:
Stakeholder Communications 2880 Bagsvaerd +45 8824 9999 www.novozymes.com

Production costs rose by 9% to DKK 2,734 million and thus grew a little faster than sales measured in DKK. Production costs rose less than sales growth measured in local currency. Ongoing rationalisation measures and productivity improvements could outweigh the increased volume and the lower sensitivity to fluctuating exchange rates of production costs compared to sales. As in 2001 the gross margin was 52%.

Sales and distribution costs climbed by 7% to 729 million. The increase in costs is affected by such factors as higher licence fees and acquisitions. Costs accounted for 13% of sales, as in 2001.

Research and development costs rose by 5% to DKK 713 million. This includes costs related to the implementation of Novozymes' new strategy, including costs for research into better enzymes for the production of fuel ethanol. Research and development costs were equivalent to 12.6% of sales, against 12.9% in 2001.

Administrative costs increased by 8% and as in 2001 were equivalent to 10% of sales.

Staff costs totalled DKK 1,627 million, against DKK 1,453 million in 2001. The average number of employees increased to 3,629 from 3,349 in 2001, of whom some were related to acquisitions.

Depreciation and amortisation charges totalled DKK 532 million, against DKK 492 million in 2001. These figures include amortisation of goodwill, know-how, etc. of DKK 35 million in 2002, compared to DKK 14 million in 2001.

Licence fees and other operating income totalled DKK 56 million in 2002. This figure includes payments from the US Department of Energy for research and development costs defrayed by Novozymes in developing enzymes for the production of fuel ethanol.

Operating profit

Operating profit climbed by 5% to DKK 947 million, of which DKK 937 million is attributable to enzymes etc. and DKK 10 million to microorganisms. The operating profit margin, calculated as operating profit as a percentage of sales, was 17.2% for enzymes, etc. and 4.9% for microorganisms, the latter margin improving substantially from 1.4% in 2001, even though it was affected by acquisitions in 2002.

	Enzymes, etc.		Microorganisms		Total	
(DKK million)	2002	2001	2002	2001	2002	2001
Operating profit before amortisations (EBITA)	956	912	26	6	982	918
EBITA margin	17.6%	17.5%	12.7%	8.6%	17.4%	17.4%
Operating profit (EBIT)	937	903	10	1	947	904
Operating profit margin	17.2%	17.4%	4.9%	1.4%	16.8%	17.2%

Novozymes A/S Krogshoejvej 36 Phone: Internet:
Stakeholder Communications 2880 Bagsvaerd +45 8824 9999 www.novozymes.com

Net financials

The net foreign exchange gains are due primarily to realised and unrealised gains on the hedging of exposures to mainly the USD and JPY.

As a consequence of the lower net interest-bearing debt and the generally lower level of interest rates, net interest costs fell by 39% in 2002.

(DKK million)	2002	2001
Net foreign exchange gain/(loss)	40	36
Net interests	(46)	(76)
Other financials	(41)	7
Total financials	(47)	(33)
(DKK)		
Av. end share price Novo Nordisk	209.2	338.9

Other financials were hit by unrealised losses of DKK 25 million on the financial holding of just over 220,000 shares in Novo Nordisk.

Profit before and after tax

The group generated profit of DKK 900 million before and DKK 644 million after tax, corresponding to growth of 3% before and 7% after tax. The effective tax rate was 28% in 2002 and 31% in 2001.

Investments, free cash flow, acquisitions, etc.

Net investments before acquisitions were DKK 334 million in 2002, compared to DKK 482 million in 2001.

Free cash flow came to DKK 575 million in 2002, with DKK 272 million being invested in acquisitions. Before acquisitions, free cash flow was DKK 169 million above the level in 2001.

Free cash flow was used mainly for paying the dividend for 2001 and share buy-back. Net interest-bearing debt moreover fell by DKK 250 million.

(DKK million)	2002	2001
Cash flow from operations	1,181	1,160
Investments before acquisitions	(334)	(482)
Free cash flow bef. acquisitions	847	678
Acquisitions	(272)	(191)
Free cash flow	575	487
Dividend paid	(146)	(124)
Purchase of own shares	(185)	(424)
Other	6	27
Change in net interest-bearing debt	(250)	34
Net interest-bearing debt, end	1,126	1,376

Return on invested capital

Average invested capital as a percentage of net turnover fell from 103 in 2001 to 96 in 2002.

The return on invested capital (ROIC) after tax climbed from 12.0% in 2001 to 13.1%.

(DKK million)	2002	2001
Average invested capital	5,399	5,403
- share of net turnover	96%	103%
Return on invested capital (ROIC)	13.1%	12.0%

Novozymes A/S Krogshoejvej 36 Phone: Internet:
Stakeholder Communications 2880 Bagsvaerd +45 8824 9999 www.novozymes.com
2003-03823-01 Denmark Fax: CVR no.:

Movements in shareholders' equity and treasury shares

The group had shareholders' equity of DKK 4,155 million at year-end, against DKK 4,058 million at the end of 2001. Shareholders' equity was increased by the net profit for the year but reduced by dividend payments, share buy-back and exchange-rate adjustment of net assets in subsidiaries.

The holding of treasury shares at year-end consisted of 3,679,600 B shares, equivalent to 4.9% of the company's share capital. Novozymes spent DKK 185 million on share buy-back in 2002.

(DKK million)	2002
Equity at beginning of year	4,058
Net profit	644
Dividend paid	(146)
Purchase of own shares	(185)
Currency translation adjustments for net assets, etc.	(216)
Equity at end of year	4,155
Financial gearing	27%

The Board of Directors' holdings of shares in Novozymes A/S totalled 15,038 B shares at the end of 2002 with a market value of DKK 2.2 million. The holdings of the Executive Management totalled 83,531 B shares, equivalent to DKK 12.4 million. Insiders held a total of 128,432 B shares for a total market value of DKK 19.0 million.

Share buy-back programme and dividend

The Board of Directors has today authorised the Executive Management to undertake further share buy-back of up to DKK 400 million. This is the fourth time that Novozymes buys back its own shares since it was listed in November 2000.

The proposed dividend for the 2002 financial year is DKK 2.25 per A/B share of DKK 10, which is 12.5% more than in 2001 when the dividend per share was DKK 2.00.

Share option programme

In 2002 Novozymes achieved one of two economic targets for the share option programme for all employees. As a result, a half share option pool will be allocated to around 3,200 employees globally. The pool comprises approx. 750,000 options on B shares at an exercise price of DKK 169, the Novozymes B share price at the end of 2001. The options can be exercised after a lock-up period of three years. The Board of Directors has approved an equivalent share option programme for 2003 with an exercise price of DKK 148.

Outlook for 2003

During 2002 the key sales currencies depreciated against DKK, and continued to fall at the beginning of 2003. Since 97% of Novozymes' sales take place in international markets, the falling exchange rates will significantly affect the financial results in 2003.

(DKK)	USD	JPY	BRL
Average exchange rate for 2002	789	6.30	275
Spot rate 4 February 2003	687	5.72	195
Development	-13%	-9%	-29%

Lower exchange rates reduce the growth in net turnover and in the operating profit, while the net financial items are affected positively, depending on the foreign-exchange cover that has been taken.

Novozymes A/S Stakeholder Communications
Krogshoejvej 36 2880 Bagsvaerd
Phone: +45 8824 9999
Internet: www.novozymes.com

Assuming that the exchange rates remain at the current levels for the rest of the year, especially the US dollar (USD), Japanese yen (JPY) and Brazilian real (BRL), the outlook for 2003 can be summarised as follows:

In overall terms growth in net profit of 7-8% is expected, notwithstanding the unfavourable currency situation. This outlook is based on the following:

- Growth in net turnover of around 4%, while growth in local currency terms is expected to be approx. 9%. Lower exchange rates are thereby expected to reduce sales growth by more than 5 percentage points. The contribution to sales growth from the full-year effect of acquisitions is expected to be slightly more than 1 percentage point.

- Five-seven new enzyme products are expected to be launched in 2003.

- Growth in operating profit of 3-5%. The operating profit is expected to be affected significantly by lower exchange rates, since Novozymes has relatively more costs than revenue denominated in Danish kroner. All other things being equal, the sensitivity of the operating profit to fluctuations in exchange rates is expected to be respectively DKK 20-35 million for USD and DKK 5-15 million for JPY on a change in exchange rates by 5%.

- An operating profit margin at the level of 17%.

- Net financial costs of DKK 5-25 million. Net financials are expected to be affected positively by hedging gains on foreign exchange. The majority of net cash flows in USD and JPY are hedged for 2003.

- An effective tax rate of 28%.

- Investments in tangible fixed assets before acquisitions are expected to be at the level of the depreciation and amortisation charges for the year. This will be the fourth successive year that investments are held below or at the level of depreciation and amortisation charges. It is also expected that the overall investment framework in 2003-2005, excluding acquisitions, will be at the level of the total depreciation and amortisation charges for the same period. The background is expectations of large continuous productivity improvements.

- Free cash flow, likewise before acquisitions, is expected to be at the level of DKK 750-850 million.

- Return on invested capital after tax is expected to increase further from 13.1% in 2002.

In 2003 further progress is expected to be made with Novozymes' new strategy from 2001. The plans e.g. include the acquisition of activities and companies as an active means to support the strategy within microorganisms, biopolymers and pharma proteins. Despite acquisitions and ongoing investments in the existing business, positive free cash flow is expected. Should there be no suitable acquisition candidates in the longer term, the surplus liquidity will be used to adjust the capital structure.

Novozymes A/S **Krogshoejvej 36** **Phone:** **Internet:**
Stakeholder Communications 2880 Bagsvaerd +45 8824 9999 www.novozymes.com

Novozymes' long-term financial targets are unchanged:

- Annual growth in operating profit of at least 10%
- Operating profit margin of around 17%
- Annual return on invested capital after tax of at least 15%

Calendar 2003

10 February 2003	Annual Report 2002 published at www.novozymes.com
5 March 2003	Annual Report 2002 in printed edition
19 March 2003	Annual meeting of shareholders, Øksnehallen, Halmtorvet 11, 1700 Copenhagen
7 May 2003	First quarter 2003 financial statement
13 August 2003	First half 2003 financial statement
5 November 2003	First nine months 2003 financial statement

For the first time, the traditional annual report is integrated with the environmental and social report into one single report - The Novozymes Report 2002.

Events occurring after the close of the financial year

As of 31 January 2003 Novozymes has acquired the activities of Semco Bioscience, Wisconsin, USA. The acquisition took place in order to further develop Novozymes Biologicals' position in the market for industrial microorganisms. Semco is a small company with products for cleaning and wastewater treatment, and will contribute turnover to Novozymes of approx. DKK 30 million in 2003. The acquisition will also contribute positively to 2003 operating profit.

Appendices

Appendix I presents the quarterly results for 2002 and 2001.

Appendix II presents the profit and loss account and movements in shareholders' equity, as well as the consolidated cash flows and financial reserves, etc. for 2002, and the balance sheet - assets and liabilities - at end-2002.

Forward-looking statements

The financial statement contains forward-looking statements, including the outlook for 2003, that by their very nature are associated with risks and uncertainties that may cause actual results to differ materially from expectations. The uncertainties e.g. include unexpected developments in the international stock, interest-rate and currency markets, market-driven price decreases for Novozymes' products and the introduction of competing products in Novozymes' core areas.

Bagsværd, 5 February 2003
Board of Directors
Novozymes A/S

Novozymes A/S Krogshoejvej 36 Phone: Internet:
Stakeholder Communications 2880 Bagsvaerd +45 8824 9999 www.novozymes.com

Contact persons

Press and media:
Eva Louise Holm Petersen
Tel. (direct): +45 4442 3338

Anne Thommesen
Tel. (direct): +45 4442 4161

Equity analysts and investors:
Michael Steen-Knudsen
Tel. (direct): +45 4442 6048

Thomas Kudsk Larsen
Tel. (direct): +45 4442 5969

Presentation of the accounts

On 5 February at 4.30 p.m. Danish time (3.30 p.m. GMT, and 10.30 a.m. EST) a presentation will be given at which members of Novozymes' Executive Management present the annual accounts and respond to questions from equity analysts and investors. The soundtrack of the presentation is transmitted directly from Novozymes' website at www.novozymes.com, Investor Zone, "Conference Call", where the written materials will also be available.

Appendix I

Quarterly results

	2002				2001				% change
(DKK million)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4 / Q4
Net turnover	1,452	1,475	1,407	1,308	1,389	1,374	1,254	1,254	5
Enzymes, etc.	1,398	1,413	1,359	1,267	1,356	1,337	1,254	1,254	3
-technical enzymes, etc.	858	876	845	821	845	855	849	828	2
-detergent enzymes	504	506	519	521	510	518	556	556	(1)
-other technical enzymes, etc.[1]	354	370	326	300	335	337	293	272	6
-food enzymes	385	394	381	322	378	378	317	314	2
-feed enzymes	155	143	133	124	133	104	88	112	17
Microorganisms	54	62	48	41	33	37	0	0	64
Operating profit (EBIT)	254	264	235	194	259	260	208	177	(2)
Net financials	10	(5)	(40)	(12)	1	(31)	(7)	4	-
Profit before tax	264	259	195	182	260	229	201	181	2
Tax	72	74	53	54	78	71	62	56	(8)
Minority interests	0	(3)	(1)	1	0	(1)	1	(2)	-
Net profit	192	182	141	129	182	157	140	123	5
Earnings per DKK 10 share	2.66	2.49	1.92	1.74	2.47	2.12	1.88	1.64	8
Average no. of A/B shares, diluted	72.2	73.0	73.6	74.0	73.7	73.9	74.6	74.9	(2)

[1]Other technical enzymes and pharmaceutical proteins.

	2002				2001				% change
(DKK million)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4 / Q4
Europe, Middle East & Africa	639	666	607	542	541	597	530	563	18
North America	454	447	411	402	438	408	369	347	4
Asia Pacific	262	265	286	257	289	268	238	226	(9)
Latin America	97	97	103	107	121	101	117	118	(20)
Net turnover	1,452	1,475	1,407	1,308	1,389	1,374	1,254	1,254	5

The quarterly accounts are unaudited.

Appendix II
Profit and loss account and movements in shareholders' equity

The Novozymes Group

Profit and loss account and statement of shareholders' equity

	2000 DKK million	2001 DKK million	2002 DKK million
Net turnover	5,033	5,271	5,642
Production costs	2,414	2,516	2,734
Gross profit	**2,619**	**2,755**	**2,908**
Sales and distribution costs	657	680	729
Research and development costs	645	678	713
Administrative costs	515	531	575
Licence fees and Other operating income (net)	23	38	56
Operating profit	**825**	**904**	**947**
Financial income	120	130	131
Financial costs	240	163	178
Profit before taxation	**705**	**871**	**900**
Corporation tax	220	267	253
Profit including minority interests	**485**	**604**	**647**
Equity minority interests	(2)	(2)	(3)
Net profit	**483**	**602.**	**644**
Proposed dividend per share	1.65	2.00	2.25

	Share capital	Other comprehensive income	Retained earnings	Proposed dividend	Total
Shareholders' equity at January 1, 2001	**754**	**385**	**2,699**	**124**	**3,962**
Net profit			456	146	**602**
Currency translation of participating interests in subsidiaries, etc.		75			**75**
Purchase of own participating interests			(424)		**(424)**
Value adjustment of hedging instruments		(45)			**(45)**
Dividend paid				(124)	**(124)**
Other adjustments		12			**12**
Shareholders' equity at January 1, 2002	**754**	**427**	**2,731**	**146**	**4,058**
Net profit			482	162	**644**
Currency translation of participating interests in subsidiaries, etc.		(237)			**(237)**
Purchase of own participating interests			(185)		**(185)**
Value adjustment of hedging instruments		6			**6**
Dividend paid				(146)	**(146)**
Other adjustments			15		**15**
Shareholders' equity at December 31, 2002	**754**	**196**	**3,043**	**162**	**4,155**

Novozymes A/S Krogshoejvej 36 Phone: Internet:
Stakeholder Communications 2880 Bagsvaerd +45 8824 9999 www.novozymes.com

Cash flow statement, etc.

The Novozymes Group

Cash flows and financial reserves

	2000 DKK million	2001 DKK million	2002 DKK million
Net profit	**483**	**602**	**644**
Reversals with no effect on cash flow	788	927	921
Corporation tax paid	(229)	(199)	(313)
Interest received	88	61	92
Interest paid	(161)	(142)	(140)
Cash flow before change in working capital	**969**	**1,249**	**1,204**
Change in working capital:			
(Increase)/decrease in trade debtors and other debtors	(212)	46	12
(Increase)/decrease in stocks	88	(127)	(20)
Increase/(decrease) in amounts owed to related parties (net)	121	(105)	1
Increase/(decrease) in trade creditors and other creditors	72	97	(16)
Cash flow from operating activities	**1,038**	**1,160**	**1,181**
Investments:			
Purchase of intangible fixed assets	-	(32)	-
Sale of tangible fixed assets	15	16	33
Purchase of tangible fixed assets	(398)	(466)	(367)
Acquisition of activities	-	(191)	(272)
Cash flow from investing activities	**(383)**	**(673)**	**(606)**
Free cash flow	**655**	**487**	**575**
Financing:			
Long-term loans issued	-	1,000	-
Loan repaid	(750)	(1,100)	(22)
Net loans to Houseowners' Associations	-	-	(15)
Loan issued from/(repaid to) the Novo Nordisk Group	(40)	(25)	-
Purchase of shares in Novo Nordisk A/S	(189)	-	-
Purchase of own participating interests	(8)	(424)	(185)
Addition to minority interests	-	20	-
Dividend paid	-	(124)	(146)
Cash flow from financing activities	**(987)**	**(653)**	**(368)**
Net cash flow	**(332)**	**(166)**	**207**
Unrealised gain/(loss) on currencies and securities included in the liquid reserves	(13)	(5)	14
Net change in liquid reserves	**(345)**	**(171)**	**221**
Liquid reserves at January 1	923	578	407
Liquid reserves at December 31	**578**	**407**	**628**
Undrawn committed credit facilities	1,000	1,500	2,500
Financial reserves at 31 December	**1,578**	**1,907**	**3,128**

Novozymes A/S Krogshoejvej 36 Phone: Internet:

Balance sheet - assets

The Novozymes Group

Balance sheet

	Dec. 31, 2001 DKK million	Dec. 31, 2002 DKK million
ASSETS		
Acquired patents, licences and know-how	178	297
Goodwill	42	117
Intangible fixed assets	**220**	**414**
Land and buildings	2,165	1,996
Production plant and machinery	1,369	1,217
Other equipment	492	480
Tangible fixed assets under construction and payments on account for tangible assets	512	430
Tangible fixed assets	**4,538**	**4,123**
Other securities and participating interests	22	37
Financial fixed asset	**22**	**37**
Total fixed assets	**4,780**	**4,574**
Raw materials and consumables	166	194
Work in progress	339	339
Finished goods	886	785
Stocks	**1,391**	**1,318**
Trade debtors	924	821
Amounts owed by related parties	9	27
Tax receivable	212	240
Deferred tax receivable	38	31
Other debtors	213	341
Debtors	**1,396**	**1,460**
Securities	**193**	**166**
Cash at bank and in hand	**693**	**832**
Total current assets	**3,673**	**3,776**
Total assets	**8,453**	**8,350**

Novozymes A/S Krogshoejvej 36 Phone: Internet:

Balance sheet - liabilities

The Novozymes Group

Balance sheet

	Dec. 31, 2001 DKK million	Dec. 31, 2002 DKK million
LIABILITIES AND SHAREHOLDERS' EQUITY		
Share capital	754	754
Other comprehensive income	427	196
Retained earnings	2,731	3,043
Proposed dividend	146	162
Total shareholders' equity	**4,058**	**4,155**
Minority interests	**105**	**93**
Provisions for pension commitments and similar obligations	59	57
Provisions for deferred tax	1,017	997
Other provisions	14	25
Total provisions	**1,090**	**1,079**
Credit institutions	1,917	1,863
Total long-term liabilities	**1,917**	**1,863**
Credit institutions	286	204
Trade creditors	287	255
Amounts owed to related parties	55	74
Tax payable	71	47
Other creditors	584	580
Total current liabilities	**1,283**	**1,160**
Total liabilities	**3,200**	**3,023**
Total liabilities and shareholders' equity	**8,453**	**8,350**

Novozymes A/S is a biotech-based world leader in enzymes and microorganisms for industrial use. Novozymes also applies its core competences in selected pharmaceutical areas. Headquartered in Denmark, Novozymes employs more than 3,700 people. Novozymes is represented in 27 countries and sells enzymes and micro organisms in more than 130 countries. The company's B shares are listed on the Copenhagen Stock Exchange. For further company information, visit Novozymes on the Internet at www.novozymes.com.

Novozymes A/S Krogshoejvej 36 Phone: Internet:

Stock Exchange Announcement

February 3, 2003

Novozymes A/S buys Semco Bioscience

Acquisition of US-based Semco Bioscience strengthens Novozymes' position within industrial microorganisms

On February 1, 2003, Novozymes took over the activities of Semco Bioscience, Inc. This company, located in Wisconsin, USA, produces and sells naturally occurring microorganisms for use in cleaning products and for the treatment of industrial and municipal wastewater. The company, which had a turnover of approximately DKK 30 million in 2002, will be an integrated part of Novozymes Biologicals in Virginia, USA.

Ted Melnik, president of Novozymes Biologicals, commented: "The acquisition of Semco Bioscience reflects Novozymes' further commitment to this market and also an improvement in our production technology. Semco Bioscience's technology for spray-drying microorganisms is very effective and opens up new possibilities for the formulation of finished microbial products."

Starting with the acquisition of Sybron Biochemicals in July 2001, Novozymes has built up an industrial microorganisms group, adding George A. Jeffreys in June 2002, InterBio in July 2002, and now Semco Bioscience in February 2003.

Novozymes' criteria for possible acquisitions are that the companies must fit in strategically with Novozymes' objectives, support Novozymes' technology base, e.g. within fermentation technology, match or have the potential to match Novozymes' profitability level, and be of a size that allows them to be easily integrated into Novozymes.

Outlook for 2003

The parties have agreed not to disclose the purchase price. The acquisition is expected to increase Novozymes' turnover by approximately DKK 30 million and contribute positively to Novozymes Biologicals' operating profit. The effect on Group operating profit is only expected to be marginally positive due to non-recurring costs related to the acquisition, while net interest expenses will be slightly negatively affected through the financing of the acquisition.

Novozymes A/S
Stakeholder
Communications
2003- 03905-01

Krogshoejvej 36
2880 Bagsvaerd
Denmark

Tel.:
+45 8824 9999
Fax:
+45 4442 1002

Internet:
www.novozymes.com
CVR no.:
10 00 71 27

Contact persons

Media:
Eva Louise Holm Petersen
Tel. (direct): +45 4442 3338

Anne Thommesen
Tel. (direct): +45 4442 4161

Investors and analysts:
Michael Steen-Knudsen
Tel. (direct): +45 4442 6048

Thomas Kudsk Larsen
Tel. (direct): +45 4442 5969

Novozymes A/S is a biotech-based world leader in enzymes and microorganisms for industrial use. Novozymes also applies its core competences in selected pharmaceutical areas. Headquartered in Denmark, Novozymes employs more than 3,700 people. Novozymes is represented in 27 countries and sells enzymes and microorganisms in more than 130 countries. The company's B shares are listed on the Copenhagen Stock Exchange. For further company information, visit Novozymes on the Internet at www.novozymes.com

Novozymes A/S
Stakeholder
Communications
2003- 03905-01

Krogshoejvej 36
2880 Bagsvaerd
Denmark

Tel.:
+45 8824 9999
Fax:
+45 4442 1002

Internet:
www.novozymes.com
CVR no.:
10 00 71 27